FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA” or “Company”), hereby informs its shareholders and the market in general, following up on the material facts already disclosed to the market regarding the businesses of GPA and Almacenes Éxito S.A. (“Éxito” and “Transaction”, respectively), that another important step to implement the Transaction was concluded.

On April 3rd and 4th, 2023, the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – “CVM”) and B3 S.A. – Brasil, Bolsa Balcão (“B3”), respectively, approved Éxito’s register as a publicly traded company category “A” and the request for registration and negotiation of Éxito’s Brazilian Depositary Receipts Level II (“BDRs”) in B3.

The effective formalization of the Transaction is still subject to the approval of Éxito’s American Depositary Receipts (“ADRs”) Level II before the Securities and Exchange Commission (“SEC”) and the authorizations of the Colombian regulatory entities for transferring Éxito’s ADRs and BDRs to GPA’s shareholders, what is expected to happen in the second trimester of 2023.

It is emphasized that GPA’s shares and ADRs shall continue to be traded, with right of receiving Éxito’s ADRs and BDRs, as the case may be, until the record date, that shall be duly informed to the market as soon as it is secured.

GPA reinforces that the segregation of businesses has the potential of unlocking value to be captured equally by all GPA’s shareholders and that will keep the market and its shareholders informed of any new material facts related to the Transaction.

São Paulo, April 4th, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 05, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.